

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2011

Scott Williams
Alternative Energy and Environmental Solutions, Inc.
159 North State Street
Newtown, PA 18940

> **Re: Alternative Energy and Environmental Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 4, 2011**
> **File No. 333-170118**

Dear Mr. Williams:

We have reviewed your amended registration statement and your letter dated February 4, 2011 and we have the following additional comments. In some of these comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe one or more of our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"We may not be able to acquire the biotechnology we have selected . . .," page 4

1. We note your response to prior comment 1 and the additional disclosure you have provided. Please further revise your disclosure as follows:

   - Elaborate on the Biogenic Methane Production and Innovative Technology that Wytex has developed, with a discussion sufficient to give investors a basic understanding of what these technologies are and how they work;

   - Include a statement that you currently have no other business relationship or other affiliation with Wytex Ventures, LLC, other than your agreement with Wytex that allows you to evaluate its Biogenic Methane Production technology and Innovative Technology. We note that Note 4 of the notes to your financial statements indicates that you have entered into a consulting agreement with Wytex, dated June 4, 2010, to receive administrative and other miscellaneous services, which include well work over, well injection, injection of microbial nutrients and down hole services. Please advise us whether the June 4, 2010 consulting agreement with Wytex is the same agreement that covers your right to evaluate Wytex's technology for later license or purchase. If it is the same agreement, please explain why the agreement filed as Exhibit 10.3 does not reference this evaluation right or specifically provide for any of the services you list in Note 4.

2.   We note your statement in your response letter that you are aware of two other companies that develop similar technologies as Wytex with respect to methane extraction using organic microbes. Please disclose this in your registration statement and indicate whether such technology is available for sale or lease from these companies should you not agree to acquire Wytex's technology.

Description of Business, page 16

3.   Please revise your discussion of your agreement with Wytex to disclose all of the material terms of this agreement. For example, please disclose in this section that the 12 month evaluation period may be extended under the terms of the contract and explain the specific nature of the consulting services to be rendered and for which Wytex will apparently be compensated up to $600,000. We refer to Note 4 of the notes to your financial statements. If the agreement also covers your right to evaluate Wytex's Biogenic Methane Production technology and Innovative Technology, please make this clear in your disclosure and provide all of the material terms of the parties' understanding as to the mutual rights and obligations under this technology evaluation agreement.

4.   Please advise us why you have entered into an agreement with Wytex that includes well work over, well injection, injection of microbial nutrients and down hole services, for which the company has already paid $500,000, yet the company has no operations.

5.   In addition, please clarify in your disclosure that the agreement that you reference on page 16 of your Business section is the same consulting agreement that you have filed as Exhibit 10.3 to your registration statement. If the agreements are different, please make this clear and provide the material terms of both agreements, including financial terms, and file as an exhibit to your registration statement the agreement with Wytex that governs your evaluation of Wytex's technology.

6.   We note your response to our prior comment 5. Please further amend your disclosure to clarify that Robert Craig is the President of Wytex Ventures, and not AEES, and that Wytex Ventures has generated the calculations you refer to in this discussion. Also, please provide details as to the professional and academic backgrounds of Mr. Craig and the "company researchers holding Ph.Ds."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley, Staff Attorney, at (202) 551-3383, Daniel Greenspan, Special Counsel, at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gregg E. Jaclin, Esq.
   Ron Ben-Bassat, Esq.
   Anslow & Jaclin LLP
   195 Route 9 South
   Manalapan, NJ 07726